EXHIBIT 99.1

Hydrogenics Selected for 2 Megawatt Energy Storage Facility in Ontario

MISSISSAUGA, Ontario, July 25, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has been selected as a Preferred Respondent by the Independent Electricity System Operator (IESO) for Ontario in its procurement for Grid Energy Storage. This Power-to-Gas project will deliver 2MW of storage capacity and be located in the Greater Toronto Area. Hydrogenics will supply the facility's next-generation PEM electrolyzers and is partnering with Enbridge Inc. to develop, build and operate the energy storage facility to provide regulation services to the IESO under contract.

"Storage facilities on the grid are a real game changer," said Bruce Campbell, President and CEO of the IESO in a press release. "Our electricity system was built on the concept that you can't store large amounts of electricity – we produce electricity at the same time that we consume it. Energy storage projects will provide more flexibility and offer more options to manage the system efficiently."

Daryl Wilson, CEO of Hydrogenics, added, "We are very excited to have been awarded this Power-to-Gas project, the first of its kind in North America. We have already experienced the positive impact of having a highly visible reference site with E.ON in Germany, and our partnership with Enbridge will make this application an excellent reference site closer to home. We appreciate the leadership of the Ontario Ministry of Energy to invest in clean energy storage technologies and the IESO for providing this platform for energy innovation."

Today, we continue to prove that our hydrogen-based energy storage technology will transform the energy sector by providing services to grid operators to convert renewable generation when it is not needed into renewable power, fuel or heat when and where it is needed.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz
         Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com